UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Introductory Explanatory Note

On March 24, 2025, the Board of Directors (the “Board”) of Procaps Group, S.A. (the “Company”) approved (i) the issuance, through a private offering (the “Offering”) of ordinary shares of the Company (“Ordinary Shares”) to “accredited investors” in a series of transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in an aggregate subscription amount of up to US$90,000,000 (the “Equity Raise”); and (ii) the amendment to the previously announced  Secured Convertible Note Subscription Agreement (the “Original NSA”) dated November 29, 2024, by and between the Company and Hoche Partners Pharma Holdings S.A., an entity controlled by Alejandro Weinstein (“Hoche”), pursuant to which the Company issued that certain Secured Convertible Note to Hoche on November 29, 2024, in the principal amount of US$20,000,000 (the “First Note”), and that certain Secured Convertible Note to Hoche on December 27, 2024, in the principal amount of US$20,000,000 (the “Second Note” and jointly with the First Note, the “Secured Convertible Notes”). For the avoidance of doubt, the Equity Raise does not include proceeds from the issuance of the Secured Convertible Notes.

On April 3, 2025, the Company entered into (i) Subscription Agreements (the “Subscription Agreements”) with certain investors, including new investors and certain existing shareholders of the Company, pursuant to which such investors subscribed for and purchased Ordinary Shares at a price per share of US$0.06313 (the “Purchase Price”), subject to the terms and conditions therein; and (ii) Amendment No. 1 to the Note Subscription Agreement (the “Amendment to the NSA”, and the Original NSA, as amended by the Amendment to the NSA, the “NSA”) with Hoche, pursuant to which, among other things, the Original NSA was amended to (a) amend the conversion price per Ordinary Share set forth in the Original NSA to a conversion price per Ordinary Share of US$0.06313 (the “Conversion Price”), (b) provide that upon conversion of the Secured Convertible Notes, the Company and the holders of the Secured Convertible Notes shall execute a subscription and conversion agreement (the “Subscription and Conversion Agreement”), providing such holders similar terms and conditions as those offered to the investors in the Equity Raise, and (c) amend and restate the form of warrant to be issued upon conversion of the Secured Convertible Notes (the “Warrant”) to amend the exercise price per Ordinary Share issued pursuant to the Warrant to an exercise price of US$0.06313 per Ordinary Share (the “Exercise Price”). The Subscription Agreements and the Amendment to the NSA are described further below.

Furthermore, on April 9, 2025 (the “Refinancing Date”), Procaps, S.A., a subsidiary of the Company (“Procaps Colombia”) entered into the Senior Secured Facilities (as defined below), consisting of amendments of each of its outstanding material debt facilities, with the Senior Secured Creditors (as defined below). A description of each Senior Secured Facility is set forth below. Each of the Senior Secured Facilities contains substantially identical affirmative and negative covenants and events of default, as described more fully below under “Senior Secured Facility Covenants”, are guaranteed by the Company and each of its material subsidiaries, and is secured, on a pari passu basis, by substantially all assets of the Company and each of its material subsidiaries.

On April 9, 2025 (the “Closing Date”), the closing conditions in connection with the Equity Raise described below and the conditions for conversion of the Secured Convertible Notes pursuant to the NSA, were satisfied, and the Company consummated the transactions contemplated by the Subscription Agreements, the NSA and the Senior Secured Credit Facilities (the “Closing”). In connection with the Closing, the Company issued (i) 1,425,629,643 Ordinary Shares to the investors in the Equity Raise, (ii) 633,613,175 Ordinary Shares to the holders of the Secured Convertible Notes upon conversion thereof, (iii) Warrants in an aggregate “face amount” of $10,000,000 to the holders of the Secured Convertible Notes upon conversion thereof, and (iv) 131,798,311 Ordinary Shares to certain of the Senior Secured Creditors. Additionally, in connection with the Closing, the Company entered into the Subscription and Conversion Agreements with each of the Anchor Investors (as defined below) and Hoche (as described below).

Additionally, the Company entered into various ancillary agreements, each of which is further described below.

The sale and issuance of the Ordinary Shares in connection with the Equity Raise, the conversion of the Secured Convertible Notes pursuant to the terms of the NSA and the Senior Secured Credit Facilities, have not been registered under the Securities Act or any state securities laws. The securities may not be offered or resold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, constitutes an offer to sell or the solicitation of an offer to buy any of the securities described herein.

Equity Raise

Subscription Agreements

On April 3, 2025, the Company entered into Subscription Agreements with the following investors: (i) Chemo Project SA (“Chemo”) and Becaril S.A.(“Becaril”), (ii) Flying Fish Ventures L.P. (“Flying Fish”), Saint Thomas Commercial S.A. (“ST Commercial”) and Santana S.A.(“Santana” and together with Chemo, Becaril, Flying Fish and ST Commercial, the “Anchor Investors”), (iii) Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. (“Consorcio”), (iv) BTG Pactual Chile S.A. Corredores de Bolsa (“BTG”), (v) Regina International LP (“RILP”), and (vi) Corales, LLC (“Corales” and together with Consorcio, BTG and RILP, the “Other Investors” and together with the Anchor Investors, the “Investors”).

Pursuant to the Subscription Agreements, each Investor subscribed for and purchased Ordinary Shares at a price per share in the amount of the Purchase Price. Other key terms of the Subscription Agreements are the following:

Subscription Amounts

Pursuant to the Subscription Agreements, each the Investors agreed to subscribe for and purchase the number of Ordinary Shares equal to the quotient obtained by dividing the following subscription amounts by the Purchase Price: (i) an aggregate subscription amount of US$37,822,500 by Chemo and Becaril, collectively, (ii) an aggregate subscription amount of US$37,822,500 by Flying Fish, ST Commercial and Santana, collectively, (iii) a subscription amount of US$10,000,000 by Consorcio, (iv) a subscription amount of US$2,105,000 by BTG, (v) a subscription amount of US$1,500,000 by RILP, and (vi) a subscription amount of US$750,000 by Corales.

Representation and Warranties

The Company provided the Investors with customary representations and warranties relating to the Equity Raise and the Company. Additionally, the Company made representations and warranties concerning, among other matters, the previously-announced independent investigation initiated by the Company’s Audit Committee and restatement of the Company’s previously-issued audited financial statements.

Closing Conditions

With respect to the Subscription Agreements, the Closing was subject to customary condition precedents such as representations and warranties being true and correct in all material respects and the performance of covenants, as well as the following:

●	The Company and its material subsidiaries having entered into the Senior Secured Credit Facilities.

●	A portion of the Senior Secured Creditors’ debt having been converted into Ordinary Shares, and that such conversion would not have resulted in the Senior Secured Creditors holding in the aggregate more than (i) 9.23% of the Company’s issued and outstanding shares of capital stock or, (ii) if the Warrants received upon conversion of the Secured Convertible Notes had been exercised in full, 8.65% of the Company’s issued and outstanding shares of capital stock.

●	The Company receive proceeds of US$90,000,000 from the Equity Raise.

Additionally, the Subscription Agreements with the Anchor Investors provided for the following conditions precedent:

●	The Anchor Investors and Hoche having executed a shareholder nomination and voting agreement among them as described below.

●	A portion of the Secured Convertible Notes and a portion of the rights to the receive the Warrant upon conversion of the Secured Convertible Notes having been assigned by Hoche to the Anchor Investors.

●	The Company having entered into indemnification agreements with the directors to be nominated by the Anchor Investors.

Covenants of the Company

The Subscription Agreements include customary covenants that the Company was required to comply with between signing and closing, including: (i) using commercially reasonable efforts to enter into the Senior Secured Credit Facilities, (ii) using commercially reasonable efforts to cause the consummation of the Equity Raise, and (iii) granting investors inspection rights.

Additionally, under the Subscription Agreements with the Anchor Investors, the Company agreed to maintain valid directors’ and officers’ insurance policies for no less than six years on terms no less favorable than its existing policy.

Indemnification

The Subscription Agreements include customary indemnification provisions for any breaches incurred by the Company or the Investors, with limitations on liabilities and caps on indemnifications commensurate with the subscription amounts invested by the Investors.

The foregoing descriptions of the Subscription Agreements are only summaries and are qualified in their entirety by reference to the full text of the Subscription Agreements, which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Report on Form 6-K and incorporated herein by reference.

Amendment to the Note Subscription Agreement

As disclosed above, on April 3, 2025, the Company and Hoche entered into the Amendment to the NSA, pursuant to which, among other things, the Original NSA was amended to (a) amend the conversion price per Ordinary Share set forth in the Original NSA to the Conversion Price, (b) provide that upon conversion of the Secured Convertible Notes, the Company and the holders of the Secured Convertible Notes shall execute a Subscription and Conversion Agreement, and (c) amend and restate the form of Warrant to amend the exercise price per Ordinary Share issued pursuant to the Warrant to the Exercise Price.

The foregoing descriptions of the Amendment to the NSA, the Secured Convertible Notes, and the Warrant are only summaries and are qualified in their entirety by (i) the descriptions of the Original NSA, the Secured Convertible Notes and the form of Warrant prior to its amendment pursuant to the Amendment to the NSA by reference to the Form 6-K, File No. 001-40851, filed with the SEC on December 3, 2024, and the full text of the of the Original NSA and the First Note, which were filed as Exhibits 99.1 and 99.2, respectively, thereto, (ii) the descriptions of the Second Note by reference to the Form 6-K, File No. 001-40851, filed with the SEC on December 31, 2024, and (iii) reference to the full text of the Amendment to the NSA, and the form of Warrant, which are filed as Exhibits 10.7 and 10.8, respectively, to this Report on Form 6-K and incorporated herein by reference.

Assignment of Secured Convertible Notes and Rights to Warrant and Execution of Subscription and Conversion Agreements

Assignment of Secured Convertible Notes and Rights to Warrant

In connection with the Equity Raise, on April 9, 2025, Hoche entered into (i) assignment and assumption agreements with each Anchor Investor and the Company, solely for the limited purpose of acknowledging the existence of such assignment and assumption, pursuant to which Hoche assigned its rights, title, and interest in and to an aggregate outstanding principal amount of the Secured Convertible Notes of $1,451,666.67, the interest accrued thereunder from the date of issuance, and the corresponding portion of the NSA to the Anchor Investors, and (ii) a warrants right assignment agreement with each Anchor Investor and the Company, solely for the limited purpose of acknowledging the existence of such assignment, pursuant to which Hoche assigned its rights, title, and interest in and to the its right to receive an aggregate “warrant amount” of $5,000,000 of the Warrant upon conversion of the Secured Convertible Notes pursuant to the terms of the NSA.

Subscription and Conversion Agreements

Upon Closing, on April 9, 2025, the Company entered into Subscription and Conversion Agreements with each of (i) Hoche, (ii) Chemo and Becaril and (iii) Flying Fish, ST Commercial, and Santana, pursuant to which Hoche and the Anchor Investors elected to convert their respective rights under the Secured Convertible Notes into Ordinary Shares of the Company and a Warrant, pursuant to the terms of the NSA.

The Subscription and Conversion Agreements also include primarily the same representations and warranties by the Company and each of Hoche and the Anchor Investors as those set forth under the Subscription Agreements described above, and customary indemnification provisions for any breaches incurred by the Company or the Anchor Investors, with limitations on liabilities and caps on indemnifications commensurate with the amounts owed under the Secured Convertible Notes being converted by Hoche and the Anchor Investors.

The foregoing descriptions of the Subscription and Conversion Agreements are only summaries and are qualified in their entirety by reference to the full text of the Subscription and Conversion Agreements, which are filed as Exhibits 10.9, 10.10 and 10.11 to this Report on Form 6-K and incorporated herein by reference.

Additional Agreements related to the Equity Raise

Amended and Restated Registration Rights Agreement

In connection with the Equity Raise, the Company entered into that certain Amended and Restated Registration Rights Agreement dated March 24, 2025 (the “A&R RRA”), with Hoche, Caoton Company, S.A., acting as trustee to the Sognatore Trust, (“Sognatore”), Commonwealth Trust Company, acting as trustee to the Simphony Trust (“Simphony”) and Commonwealth Trust Company, acting as trustee of the Deseja Trust (“Deseja” and together with Sognatore and Simphony, the “Minski Trusts”), to amend and restate that certain Registration Rights and Lock-Up Agreement dated September 29, 2021, entered into by and among the Company, Hoche, the Minski Trusts and the other shareholders of the Company parties thereto (the “Original RRA”). Upon Closing, on April 9, 2025, each of the Investors entered into that certain Joinder Agreement, with the Company’s acknowledgement and acceptance, pursuant to which the Investors became parties to the A&R RRA. Hoche, the Minski Trusts, the other shareholders of the Company party to the Original RRA, and the Investors, shall have

Pursuant to the A&R RRA, among other things, to the extent the Company remains subject to the reporting obligations of the Securities Exchange Act of 1934 (the “Exchange Act”) and the board of directors of the Company has not determined, in its sole discretion, to pursue termination of the registration under the Exchange Act, the Company shall within thirty (30) days after the Company has (i) filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the SEC, and (ii) is otherwise current on all reports required to be filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act, to file a registration statement under the Securities Act to permit the public resale of all the Ordinary Shares subject to registration pursuant to the Original RRA and all Ordinary Shares issued to Hoche and the Investors in connection with the Equity Raise, the conversion of the Secured Convertible Notes and the Warrant, once exercised, on the terms and conditions specified therein.

Additionally, the A&R RRA provides for customary piggyback registration rights in connection with the Ordinary Shares subject to registration pursuant to the Original RRA and all Ordinary Shares issued to Hoche and the Investors in connection with the Equity Raise, the conversion of the Secured Convertible Notes and the Warrant, once exercised.

The foregoing description of the A&R RRA is only a summary and is qualified in its entirety by reference to the full text of the A&R RRA, which is filed as Exhibit 10.12 to this Report on Form 6-K and incorporated herein by reference.

Shareholder Nomination and Voting Agreement

In connection with the Closing, on April 9, 2025, Hoche and the Anchor Investors entered into a shareholder nomination and voting agreement (the “Shareholder Nomination and Voting Agreement”), pursuant to which, among other things, in connection with any general meeting of shareholders of the Company at which directors are to be elected, the parties thereto agreed to exercise reasonable best efforts including by voting their Ordinary Shares to propose for appointment or re-appointment three individuals designated by Hoche (the “Hoche Nominees”), who may continue to be: (i) Mr. Alejandro Weinstein, (ii) Mr. Nicolas Weinstein and (iii) Mr. Alberto Eguiguren Correa. Separately, the Anchor Investors (without Hoche) agreed among themselves to exercise reasonable best efforts including by voting their Ordinary Shares to propose for appointment one individual designated by Chemo (the “Chemo Nominee”), (ii) one individual designated by Becaril (the “Becaril Nominee” and, jointly with the Chemo Nominee, the “Chemo-Becaril Nominees”), and (iii) two individuals designated by Flying Fish, ST Commercial and Santana, collectively (the “Santana Investors’ Nominees”); provided that, the Shareholder Nomination and Voting Agreement contains additional provisions that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors’ Nominees shall be independent directors.

Additionally, the Shareholder Nomination and Voting Agreement provides that Hoche and the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the Closing Date and the Company achieving certain annual consolidated EBITDA targets.

Debt Facility Refinancing

Note Purchase Agreement/Senior Secured Notes

On the Refinancing Date, Procaps Colombia, the Company, all material subsidiaries of the Company and the purchasers party thereto entered into an Amended and Restated Note Purchase and Guarantee Agreement (the “A&R NPA”). The A&R NPA amends and restates that certain Note Purchase and Guarantee Agreement, dated November 12, 2021 (as amended, the “Original NPA”), by and among Procaps Colombia, the Company, certain subsidiaries of the Company party thereto, and the purchasers party thereto. In connection with the entry into the A&R NPA, Procaps Colombia issued US$116,488,204.60 of 6.75% guaranteed senior secured notes due December 31, 2029 (the “Notes”), to The Prudential Insurance Company of America, Fortitude Life Insurance & Annuity Company (f.k.a. Prudential Annuities Life Assurance Corporation) and Cigna Health and Life Insurance Company Inc. (collectively, the “Noteholders”), replacing those previously issued under the Original NPA.

The Notes are the senior secured obligations of Procaps Colombia. and unconditionally guaranteed by the Company and all of its material subsidiaries. The Notes (and the other Senior Secured Facilities (as defined below)) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps Colombia).

The Notes bear no interest prior to January 1, 2027, and provide for an amortization schedule that commences on March 31, 2028, with amortization payments of approximately US$2 million per quarter in 2028, approximately US$4 million per quarter in 2029, and all other amounts due upon final maturity of the Notes on December 31, 2029. The Notes may be prepaid, in whole or in part, without premium or penalty. Procaps Colombia may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the Notes.

In connection with the entry into the A&R NPA, the Noteholders received, collectively, an aggregate of 131,798,311 ordinary shares of the Company.

For a description of the covenants under the A&R NPA, see “Senior Secured Facility Covenants” below.

The foregoing description of the A&R NPA is only a summary and is qualified in its entirety by reference to the full text of the A&R NPA, which is filed as Exhibit 10.13 to this Report on Form 6-K and incorporated herein by reference.

Bancolombia/Davivienda Credit Facility

On the Refinancing Date, Procaps Colombia, the Company, all material subsidiaries of the Company, Bancolombia, S.A. (“Bancolombia”) and Banco Davivienda, S.A. (“Davivienda”) entered into an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R Club Agreement”). The A&R Club Agreement amends and restates that certain Credit Agreement (Contrato de Crédito), dated November 12, 2021 (the “Original Club Agreement”), by and among Procaps Colombia, the Company, certain subsidiaries of the Company party thereto, Bancolombia and Davivienda, which provided for a loan of COP$247,817,751,759.49 (of which COP$244,100,485,482.10 was outstanding as of the Refinancing Date).

The obligations under the A&R Club Agreement are senior secured obligations of Procaps Colombia and unconditionally guaranteed by the Company and all of its material subsidiaries. The A&R Club Agreement (and the other Senior Secured Facilities) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps Colombia).

The loan under the A&R Club Agreement bears no interest prior to January 1, 2027, and provide for an amortization schedule that commences on March 31, 2028, with amortization payments of approximately US$2 million (equivalent) per quarter in 2028, approximately US$4 million (equivalent) per quarter in 2029, and all other amounts due upon final maturity of the loans on December 31, 2029.  Interest shall accrue from January 1, 2027 at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 4.00%. The loan under the A&R Club Agreement may be prepaid, in whole or in part, without premium or penalty. Procaps Colombia may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the A&R Club Agreement.

In connection with the entry into the A&R Club Agreement, Bancolombia and Davivienda have the option to receive, collectively, an aggregate total of 67,900,322 ordinary shares of the Company, at their election prior to the expiration of the election period contained within the A&R Club Agreement.

For a description of the covenants under the A&R Club Agreement, see “Senior Secured Facility Covenants” below.

BTG Credit Facilities

On the Refinancing Date, Procaps Colombia, the Company and all material subsidiaries of the Company entered into (a) an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R BTG Cayman Agreement”) with Banco BTG Pactual S.A. – Cayman Branch (“BTG Cayman”), amending and restating its existing credit line with BTG Cayman in an original maximum amount of US$19,000,000.00 (of which US$14,777,777.78 was outstanding as of the Refinancing Date), and (b) an Amended and Restated Credit Facility (Modificación Integral al Contrato de Crédito) (the “A&R BTG Colombia Agreement” and, together with the A&R NPA, the A&R Club Agreement and the A&R BTG Cayman Agreement, the “Senior Secured Facilities”) with Banco BTG Pactual Colombia S.A. (“BTG Colombia” and, together with the Noteholders, Bancolombia, Davivienda and BTG Cayman, the “Senior Secured Creditors”), amending and restating its existing credit line with BTG Colombia in an original maximum amount of COP$36,000,000,000.00 (of which COP$14,400,000,000.00 was outstanding as of the Refinancing Date).

The obligations under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement are senior secured obligations of Procaps Colombia and unconditionally guaranteed by the Company and all of its material subsidiaries. The A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement (and the other Senior Secured Facilities) are secured, on a pari passu basis, by substantially all assets of Company and all of its material subsidiaries (including Procaps Colombia).

The loans under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement bear no interest prior to January 1, 2027, and provide for an amortization schedule that commences on March 31, 2028, with amortization payments of approximately US$2 million (or equivalent)  per quarter in 2028, approximately US$4 million (or equivalent) per quarter in 2029, and all other amounts due upon final maturity of the loans on December 31, 2029.  Interest shall accrue from January 1, 2027 at a rate equal to, in respect of the A&R BTG Colombia Agreement, the Colombian Central Bank’s reference rate (for a three-month tenor) plus 4.00%, and in respect of the A&R BTG Cayman Agreement, SOFR (for a three-month tenor) plus 3.50%.

The loans under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement may be prepaid, in whole or in part, without premium or penalty. Procaps Colombia may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement.

In connection with the entry into the A&R BTG Cayman Agreement, BTG Cayman has the option to receive an aggregate total of 16,936,401 ordinary shares of the Company, at its election prior to the expiration of the election period contained within the A&R BTG Cayman Agreement. In connection with the entry into the A&R BTG Colombia Agreement, BTG Colombia has the option to receive an aggregate total of 4,005,583 ordinary shares of the Company, at its election prior to the expiration of the election period contained within the A&R BTG Colombia Agreement.

For a description of the covenants under the A&R BTG Cayman Agreement and the A&R BTG Colombia Agreement, see “Senior Secured Facility Covenants” below.

Senior Secured Facility Covenants

The Senior Secured Facilities contain covenants substantially similar to those set forth in the Original NPA and the Original Club Agreement, including change-of-control provisions and certain customary affirmative and negative covenants and events of default. In addition, the Senior Secured Facilities require the Company to comply with the following financial covenants: (i) consolidated EBITDA of the Company may be no less than US$25,000,000 for the twelve-month period ending March 31, 2026, US$30,000,000 for the twelve-month period ending June 30, 2026, US$35,000,000 for the twelve-month period ending September 30, 2026 and US$40,000,000 for the twelve-month period ending December 31, 2026; (ii) beginning with the quarter ending March 31, 2027, the ratio of consolidated total debt of the Company to consolidated EBITDA of the Company for the last twelve months as of each date below may not exceed the following:

Fiscal Quarter Ending	Consolidated Total Indebtedness to Consolidated EBITDA
March 31, 2027	5.00:1
June 30, 2027	5.00:1
September 30, 2027	4.50:1
December 31, 2027	4.50:1
March 31, 2028	4.25:1
June 30, 2028	4.25:1
September 30, 2028	4.00:1
December 31, 2028	4.00:1
March 31, 2029	4.00:1
June 30, 2029	3.75:1
September 30, 2029	3.75:1
December 31, 2029	3.50:1

and (iii) beginning with the quarter ending March 31, 2027, the ratio of consolidated EBITDA of the Company to consolidated interest expense of the Company for the last twelve months as of each date below may not be less than the following:

Fiscal Quarter Ending	Consolidated EBITDA to Consolidated Interest Expense
March 31, 2027	2.00:1
June 30, 2027	2.00:1
September 30, 2027	2.25:1
December 31, 2027	2.25:1
March 31, 2028	2.25:1
June 30, 2028	2.25:1
September 30, 2028 and each fiscal quarter end thereafter	2.50:1

The Senior Secured Facilities also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company, Procaps, S.A. and the other obligors thereunder to change lines of business; incur additional secured indebtedness; permit subsidiaries to incur additional indebtedness; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; create liens on assets; guarantee, indemnify or assume the liabilities of third parties; change our fiscal year reporting; or engage in certain transactions with affiliates. In addition, the Senior Secured Facilities contain a covenant that incorporates into the each Senior Secured Facility any more restrictive financial, affirmative or negative covenants, information reporting requirements or events of default from any other Senior Secured Facility or any working capital facility permitted under the terms of the Senior Secured Facilities. For purposes of the Senior Secured Facilities, EBITDA is calculated consolidated net income for such period plus (i) consolidated net interest expense, (ii) provision for federal, state, local and foreign taxes, (iii) depreciation and amortization, (iv) extraordinary or non-recurring charges, expenses or losses, (v) other non-cash charges, expenses or losses, (vi) non-cash stock option and other equity-based compensation expenses, (vii) fees and expenses relating to the Senior Secured Facilities, (viii) any net loss for such period attributable to the early extinguishment of indebtedness or to hedging obligation or other derivative instruments, (ix) any net loss from disposed abandoned or discontinued operations, and (x) the amount of any fees and expenses incurred or any amortization thereof in connection with any acquisition, investment, recapitalization, disposition, issuance or repayment of indebtedness or issuance of equity interests, refinancing transaction or amendment or other modification of any debt instrument and any charges or non-recurring merger costs.

Pari Passu Intercreditor Agreement

Also on the Refinancing Date, Procaps Colombia, the Company and all material subsidiaries of the Company entered into that certain Pari Passu Intercreditor Agreement (the “Intercreditor Agreement”) with the Senior Secured Lenders and GLAS AMERICAS LLC, as collateral agent (the “Collateral Agent”).  The Intercreditor Agreement governs the relative rights of the Senior Secured Creditors and, among other things, restricts the actions permitted to be taken by the Collateral Agent on behalf of the Senior Secured Creditors with respect to the collateral securing the Senior Secured Facilities.

The foregoing description of the Intercreditor Agreement is only a summary and is qualified in its entirety by reference to the full text of the Intercreditor Agreement, which is filed as Exhibit 10.14 to this Report on Form 6-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1*	Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A., Chemo Project SA and Becaril S.A.
10.2*	Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A.
10.3*	Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A.
10.4*	Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and BTG Pactual Chile S.A. Corredores de Bolsa.
10.5*	Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and Regina International LP.
10.6*	Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A. and Corales, LLC.
10.7*	Amendment No 1., dated as of April 3, 2025, to the Secured Convertible Note Subscription Agreement, dated November 29, 2024.
10.8*	Form of Warrant.
10.9*	Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A. and Hoche Partners Pharma Holdings S.A.
10.10*	Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A., Chemo Project SA and Becaril S.A.
10.11*	Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A.
10.12*	Form of Amended and Restated Registration Rights Agreement.
10.13*	Amended and Restated Note Purchase and Guarantee Agreement, dated April 9, 2025.
10.14*	Pari Passu Intercreditor Agreement, dated as of April 9, 2025.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: April 14, 2025